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03024485

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Megachips Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUL 17 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4861 FISCAL YEAR 3-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dlw

DATE : 7/14/03

FILE NO. 82-4861

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2003 (CONSOLIDATED)

ARIS
3-31-03

May 15, 2003

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Tetsuo Hikawa Director and Executive Officer, in charge of Corporate Planning Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of accounts:	May 15, 2003
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the year ended March 31, 2003 (April 1, 2002 through March 31, 2003):

(1) Consolidated operating results

	Year ended March 31,	
	2003	2002
Sales	¥29,055 million (- 21.3 %)	¥36,898 million (- 31.5 %)
Operating profit	¥1,741 million (- 38.8 %)	¥2,843 million (- 14.0 %)
Ordinary profit	¥1,721 million (- 39.2 %)	¥2,829 million (- 24.2 %)
Profit for the year	¥192 million (- 88.3 %)	¥1,647 million (- 11.7 %)
Per-share profit for the year	¥7.85	¥67.02
Fully diluted earnings per share	¥7.85	¥67.02
Ratio of profit to net worth (owned capital) for the year	1.2%	10.7%
Ratio of ordinary profit to total liabilities and net worth	8.5%	13.4%
Ratio of ordinary profit to sales	5.9%	7.7%

(Notes)

1. Investment gain (loss) on equity method:

   Year ended March 31, 2003: ¥ -
   Year ended March 31, 2002: ¥ -

2. Average number of shares outstanding during the business year (consolidated):

   Year ended March 31, 2003: 24,462,415 shares
   Year ended March 31, 2002: 24,577,952 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the year indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2003	Year ended March 31, 2002
Total assets	¥19,996 million	¥20,712 million
Net worth (owned capital)	¥15,430 million	¥16,053 million
Ratio of net worth to total liabilities and net worth	77.2%	77.5%
Net worth (owned capital) per share	¥632.95	¥653.14

Note: Number of shares outstanding as of the end of the business year (consolidated): 24,378,177 shares (2003); 24,578,412 shares (2002)

(3) Consolidated cash flow condition

	Year ended March 31, 2003	Year ended March 31, 2002
Cash flows from operating activities	¥2,054 million	¥6,021 million
Cash flows from investing activities	(¥828 million)	(¥961 million)
Cash flows from financing activities	(¥683 million)	(¥990 million)
Cash and cash equivalents at the end of the year	¥6,337 million	¥5,818 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	2
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries
- Included: 0
- Excluded: 0

Companies subject to the equity method
- Included: 0
- Excluded: 0

2. Forecast of consolidated business results for the next year ending on March 31, 2004 (April 1, 2003 through March 31, 2004):

	First six months	Whole-year period
Sales	¥10,000 million	¥23,000 million
Ordinary profit	¥150 million	¥900 million
Profit for the period	¥90 million	¥500 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥20.51

(Notes)
1. Figures are stated by discarding fractions of one million yen.
2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

- - - - -

STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which comprises the Company (MegaChips Corporation) and its two subsidiaries and three affiliated companies, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company markets standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Application-specific LSIs ......These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and marketed by the Company.

(2) System business:

The principal lines of this business comprise industrial system products for use in the industrial and business sectors and consumer system products for use in offices and households and by individuals, as well as other system products, including "rich media" services and authoring system products.

Industrial system products .....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company. Additionally, these products are marketed by its subsidiary MegaFusion Corporation in Japan and by its subsidiary Digital Image Inc. overseas.

Consumer system products ....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company via its subsidiary

MegaFusion Corporation.

Other system products............With regard to "rich media" services, its subsidiary MegaFusion Corporation engages in technological development, integration and services of the whole systems, including preparation and distribution of content. Authoring system products are developed and manufactured by system makers and marketed by MegaFusion Corporation.


Customers
Products (domestic)
Products (overseas)
Products (domestic)
Products /services (domestic)
Products (overseas)
Products/services (domestic)
Services (domestic)
Products (domestic)
(Consolidated Subsidiary) Digital Image, Inc.
(Affiliated company not subject to the equity method) Mobile Television, Inc.
(Affiliated company not subject to the equity method) Media Socket, Inc.
(Consolidated Subsidiary) MegaFusion Corporation
LSI business
Development Design Manufacture Sales
System business
Development Design Manufacture Sales
(Affiliated company not subject to the equity method) Steinberg Japan Inc.
Megachips Corporation
LSI business
System business

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
Digital Image, Inc.	CA, U.S.A.	US$3,500 thousand	System business	87.1%	The subsidiary markets the Company's system products and related products and provides support services in North America.	
MegaFusion Corporation	Chiyoda-ku, Tokyo	¥646,200 thousand	System business	48.9%	The subsidiary markets the Company's system products and related products and provides support and system integration services in Japan. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1

(Notes) 1. In the column of main business, the segment names by business category are listed.
2. *1: The subsidiary is listed on JASDAC and files securities reports.

BUSINESS POLICY AND OPERATING RESULTS

1. Business Policy

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(2) Basic principles concerning the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and intends to follow a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, while keeping internal reserves necessary for research and development activities to develop new products, future business development and strengthening of its corporate base, the Company intends to consider stock splits (free issues of shares) and increase dividends, taking into account the future outlook of its performances and the dividend propensity. With regard to internal reserves, in preparation for any change in the business conditions expected to occur, the Company intends to make efficient investments to further improve research and development activities, expand its business base and build up its financial base.

(3) Attitude and policy on decrease in investment unit

To help develop the active equity market, the Company considers it important to enhance liquidity of stocks sufficiently and effective to allow more individual investors to participate in the equity market. The Company recognizes it as an effective measure to decrease investment units to allow individual investors to participate in the equity market. In August 2000, the Company decreased its investment unit from 1,000 shares to 100 shares. The Company intends to consider a decrease in its investment unit by taking into account its operating results and stock movements, as the necessity arises in the future.

(4) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has defined per-head operating profit as an index of operating efficiency and intends to increase the per-head operating profit.

(5) The Company's medium- to long-term management strategy

As of March 31, 2003, the number of subscribers for high-speed wired communications networks, such as ADSL (asymmetrical digital subscriber line), cable Internet and optical fibres exceeded nine million and the number of subscribers for 3G cellular phones, wireless communications networks, exceeded seven million and has rapidly expanding. During the business year from April 1, 2003 to March 31, 2004, terrestrial digital broadcasting is expected to start. Through these broadband networks, distribution of rich media content, or multiple information comprising characters, sounds, music, still images, videos, etc., and interactive services and communications fully utilizing such rich media information are beginning to spread on a full scale.

The Company intends to exert its efforts to expand its traditional business based on the technologies it has long cultivated in the fields of images, sounds and communications, as well as focus on system LSIs and system products applicable to such new services and take the lead in launching unique products, whereby building a stronger business base and keeping growing.

Specifically, with regard to system LSIs, the Company intends to continue as a core business various LSI products in the field of entertainment, including game consoles, among other things, while the Company will focus on developing and marketing system LSIs in the fields of mobile information devices, including next-generation cellular phones, digital still cameras and digital AV (audio-visual) equipment applicable to terrestrial digital broadcasting, by making most of its advantageous technologies, such as compression and extension of images, digital image processing, voice and music technologies and communication technologies, to expand business. The functions of these products will be integrated in various manners in the future. Hence, the Company intends to organize its technologies nurtured in various areas and to further strengthen competitiveness of its system LSIs.

With regard to system products, in the security and monitoring area, the Company has taken the initiative in digitalisation by launching system products for digitally recording and transmitting images. In this area, in response to digitalisation that is expected to further develop, the Company intends to launch higher-performance and more versatile products, as well as image recording and transmitting system products for specific application by customers, and expand business by marketing and improving its marketing capabilities. Furthermore, the Company intends to provide system products for supporting business communications and personal communications by utilizing broadband networks to develop and further expand business in the rich media communication area with growth potential in the future.

Additionally, in the coming highly developed network society, the Company will provide not only specific functions of hardware and software of LSIs and devices but also total solutions to needs for various services provided through the networks. In so doing, the Company intends to contribute to materializing a real communication society and maximize the values of the Company and the Group.

(6) Future Challenges

With regard to operating results for the business year under review, the Company recorded decreases in both sales and profit in two consecutive years. Under these circumstances, to promote its above medium- to long-term management strategy, expand business and contribute to materializing a real communication society, the Company considers it important to expand the steadily growing business of application-specific LSIs (ASSP) in its LSI business and accelerate the improvement of profitability of its system business.

In the LSI business, the Company intends to strengthen its capabilities to develop software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to strengthen its capabilities of marketing and supporting customers and accelerate the development of customers both in Japan and overseas to expand business.

In the system business, on reflection on the poor operating results, the Company will take the following steps:

First, the Company has determined to liquidate Digital Image, Inc., a U.S. subsidiary acting as a base for marketing its system products, as the subsidiary has not gained earnings enough to offset marketing and support expenses and it is difficult to improve profitability in a short term. Second, the Company will restructure the divisions related with the system business, which have been organized according to their application areas and functions, to a system business unit, which will have development and marketing sections with a defined system of operating responsibilities and functions, whereby improving profitability. The Company also intends to strengthen cooperation with MegaFusion Corporation to improve development and marketing efficiencies and simultaneously reduce cost by narrowing down themes and relocating personnel.

In addition to these steps, the Group will consolidate and restructure its businesses into three companies of LSL business, system business and audio business. On condition that the Group shift to a pure holding company, MegaFusion Corporation will become a wholly owned subsidiary of the Company. Through the restructuring of the Group, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Thus, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

(7) Basic attitude on corporate governance and the state of implementation of measures therefor

Basic attitude on corporate governance

The Company regards it as a great responsibility to its investors and interested parties to establish a sound and transparent management system and keep effective the rules of corporate governance.

Specifically, the Company has employed an executive officer system to secure adequate and quick decision-making by its Board of Directors upon full deliberations and clearly separate the duties of Directors to make managerial decisions and control the execution of business from the duties of Executive Officers to execute business. Additionally, the Company has appointed outside Directors and outside Statutory Auditors to activate its Board of Directors and strengthen its functions of supervising the execution of business, as well as strengthen the functions of its Board of Statutory Auditors.

The Company also reports its financial status to its investors and interested parties timely and properly through its active IR (investor relations) and other activities and discloses without delay the occurrence of any important event relating to business and management of the Group, to enhance transparency of management.

State of implementation of measures for corporate governance

(i) Status of the corporate governance system, including the organization of management concerning corporate managerial decision-making, execution and supervision

The Company has employed a statutory auditor system. The Board of Directors determines the basic policies on management and important matters for the Company and supervises the execution of business, while the Board of Statutory Auditors monitors compliance with its internal rules and legality of the execution of business. As a committee to discuss the execution of business, the Company has instituted an Execution Governing Committee, which reports and determines important matters concerning the execution of business within the scope of the powers delegated by the Board of Directors. The committee, which is attended by Directors, Executive Officers, General Managers of Divisions and Statutory Auditors, keeps track of and monitor the state of execution of business in detail. Of the five Directors and four Statutory Auditors currently in office, there are one outside Director and two outside Statutory Auditors.

With regard to operational auditing of each division, the Statutory Auditors and officers responsible for the quality assurance division conduct periodic audits to strictly maintain compliance with the internal rules of the execution of business and simultaneously, whenever legal judgment is required, the Company timely and properly seeks advice from its legal counsel to maintain legality of the execution of business.

With regard to account auditing, independent auditors conducts end-of-period audits semiannualy and interim audits quarterly to assure fair and proper audits.

(ii) Outline of personal relations, capital relations, trading relations and other relations of interest between the Company and its outside Director and outside Statutory Auditors

The Company has appointed one outside Director and two outside Statutory Auditors. The Company has entered into an advisory agreement with the law firm of one of the outside Statutory Auditors. However, the Company has no other relation of personnel, funds, technologies or transactions with any of the outside Director and outside Statutory Auditors or their relatives or any company for which they serve as directors. Additionally, none of the outside Statutory Auditors is related with the Group.

(iii) Implementation of measures to incorporate more rules of corporate governance for the past year

Meetings of the Board of Directors were convened 18 times to determine the basic management policy and important matters of the Company and supervise the execution of business. Meetings of the Board of Statutory Auditors were convened 12 times to monitor legality and rationality of business, among other things.

At the General Meeting of Shareholders held in June 2002, one outside Director was appointed and one additional outside Statutory Auditor was appointed. Thus the Company has continued its efforts to monitor the execution of business more closely and incorporate more rules of corporate governance.

2. Operating Results and Financial Position

Overview of the business year under review

(1) Overview of operating results as a whole

The global economy during the business year under review became further uncertain due to the international political situations and a persistent slump in private spending and corporate capital investments delayed an economic recovery. The Japanese economy remained in a recession due to the uncertainty of the U.S. economy, a sluggish stock market, the bad debt problems of the financial institutions, reduced corporate capital investments, employment adjustment, etc.

In the electronic machinery and equipment industry in which the Group (the Company and its subsidiaries) belongs, in spite of some favourable signs, such as the spread of broadband networks represented by ADSL and optical fibres and favourable sales of consumer equipment, including digital AV equipment, among other things, the market for personal computers and portable information devices experienced hard times.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of the Company's business, as well as application-specific LSIs (ASSP), which have competitive edges with the Company's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products installed with the Company's system LSIs.

Specifically, with the prevalence of digitalisation of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for digital cameras, system LSIs for 3G mobile phones and system products, including communication equipment for utilizing rich media information (or multiple information comprising images, graphics, sounds, music and text data).

However, the business environment surrounding the Company was severer than forecasted. As a result, on a consolidated basis, sales and ordinary profit amounted to ¥29,055 million (a 21.3% decrease from the previous business year) and ¥1,721 million (a

39.2% decrease), respectively. Additionally, as measures to reconstruct its system business, the Company disposed of inventories of older models to launch new system products, wrote off part of the development expense account due to the suspension of some themes to narrow down development projects and amortized software assets and valuation loss of a U.S. subsidiary, resulting in a special loss of ¥1,404 million in total. Consequently, profit for the year accounted for ¥192 million (an 88.3% decrease).

(2) Overview of operating results by segment

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥19,350 million (a 32.7% decrease from the previous business year) as prices and demand for LSIs for storing game software (custom mask ROMs) decreased while demand for LSIs for use in game consoles and their peripherals increased. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,047 million (a 62.8% increase from the previous business year) as one-chip LSIs for digital still cameras, LSIs for AV equipment and LSIs for processing images, sounds and communications for 3G mobile phones contributed to sales. Consequently, consolidated sales in the LSI business, including sales of other LSIs, totalled ¥25,437 million (a 21.6% decrease). Operating profit amounted to ¥3,961 million (an 11.0% decrease).

(ii) System business

Consolidated sales in the industrial system business amounted to ¥1,593 million (a 32.2% decrease from the previous business year), due to a slow corporate investment in security and a delay in launching new products in the security and monitoring field. In the consumer system business, consolidated sales amounted to ¥447 million (a 537.6% increase) as new products, including network cameras and rich media communication terminals, were launched and shipments of products for some companies and OEM products were commenced. Consequently, consolidated sales in the system business as a whole, including sales in the business independently conducted by MegaFusion Corporation, which is classified as other systems, amounted to ¥3,618 million (an 18.4% decrease). Operating loss amounted to ¥1,237 million (an 85.0% increase).

(3) Prospect for operating results as a whole

During the next business year, the Japanese economy is expected to remain in difficult conditions due to a sluggish stock market, the bad debt problems of the financial institutions and the continued uncertainty of the U.S. economy.

Under these circumstances, the Company intends to actively invest in research and development in the LSI business to accelerate the growth of its application-specific LSI (ASSP) business, and concentrate its efforts on reconstructing the system business.

In the LSI business, the Company will focus on developing and marketing products targeting game consols, cellular phones, digital still cameras and digital TVs, among other things. Specifically, the Company intends to aggressively promote sales of system LSIs for use in cellular phones and digital still cameras in Japan and overseas to increase operating results and improve profitability.

In the system business, by simplifying its organization and narrowing down themes, the Company will clearly define the responsibilities and functions of the business and materialize swifter business judgment and more efficient operations. Simultaneously, the Company intends to exert its efforts to vary lines of image displaying equipment in the security and monitoring area based on its image processing technology and develop and market rich media communication equipment applicable to broadband networks. Furthermore, the Group intends to actively provide total solutions required for rich media services.

Thus the Company will strive to strengthen its LSI business and reconstruct its system business. However, these efforts are expected to improve operating results in the second half of the next business year or thereafter. Lower selling prices of LSIs are expected to decrease sales and research and development expenses related with application-specific LSIs are expected to increase. Consequently, consolidated sales, operating profit, ordinary profit and profit for the year are expected to account for ¥23,000 million (a 20.8% decrease from the business year under review), ¥900 million (a 48.3% decrease), ¥900 million (a 47.7% decrease) and ¥500 million (a 160.3% increase), respectively.

The following is the forecast for consolidated sales by segment:

LSI business: ¥18,000 million (a 29.2% decrease from the business year under review)

System business: ¥5,000 million (a 38.2% increase)

(4) Distribution of profits

As a dividend for the business year under review, the Company intends to pay an annual dividend of ¥10 per share to the shareholders as of March 31, 2003.

(5) Prospect for the distribution of profits

As a dividend for the next business year, the Company, taking into consideration operating results for the next business year, future funding requirements and other factors, intends to continue to pay an annual dividend of ¥10 per share.

Financial position

State of cash flows

Cash flows from operating activities resulted in an increase of ¥2,054 million (a decrease of ¥3,966 million from the previous business year), principally due to a decrease of ¥2,432 million of trade accounts receivable, though income before income taxes and others recorded ¥335 million (an 88.7% decrease).

Cash flows from investing activities resulted in a decrease of ¥828 million (a decrease of ¥133 million from the previous business year) as cash outflows due to payment of guarantees increased ¥130 million and cash outflows due to purchase of intangible fixed assets decreased ¥243 million. As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in an increase of ¥1,226 million (a decrease of ¥3,833 million).

Cash flows from financing activities resulted in a decrease of ¥683 million (a decrease of ¥307 million from the previous business year) as the Company paid ¥429 million to acquire its own shares.

As a result, cash and cash equivalents increased ¥518 million to account for ¥6,337 million at the end of the year.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2000 (from April 1, 1999 to March 31, 2000)	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
Ratio of shareholders' equity (%):	63.4	67.6	77.5	77.2
Ratio of shareholders' equity on a market value basis (%):	803.8	512.8	434.6	103.2
Years for debt redemption (year):	1.8	1.1	0.0	0.0
Interest coverage ratio:	36.1	51.0	1,035.5	619.5

(Notes)

1. Each of the indices is calculated as follows:

   Ratio of shareholders' equity: Shareholders' equity/Total assets

   Ratio of shareholders' equity on a market value basis: Aggregate market value of listed stock/Total assets

   Years for debt redemption: Interest-bearing debt/Cash provided by operating activities

   Interest coverage ratio: Cash provided by operating activities/Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares issued as of the end of each business year.

4. As cash provided by operating activities, cash flows from operating activities in the statement of consolidated cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2003 (as at March 31, 2003)	Year ended March 31, 2002 (as at March 31, 2002)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	6,337,127	5,818,869	518,257
2. Trade notes and trade accounts receivable	8,011,095	10,443,969	- 2,432,874
3. Inventories	2,704,781	1,671,706	1,033,074
4. Deferred tax assets	347,406	179,164	168,242
5. Others	386,821	67,444	319,376
6. Allowance for doubtful receivables	- 2,008	-2,851	842
Total current assets	17,785,222	18,178,304	- 393,081
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	281,520	286,132	- 4,612
(2) Land	104,677	104,677	-
(3) Others	86,447	101,344	- 14,896
Total tangible fixed assets	472,646	492,155	- 19,508
2. Intangible fixed assets			
(1) Others	483,101	875,151	- 392,050
Total intangible fixed assets	483,101	875,151	- 392,050
3. Investments and other assets			
(1) Investment securities	238,877	362,405	- 123,528
(2) Prepaid pension cost	-	46,565	- 46,565
(3) Deferred tax assets	350,333	101,912	248,420
(4) Others	665,870	656,439	9,430
Total investments and other assets	1,255,081	1,167,323	87,757
Total fixed assets	2,210,829	2,534,630	- 323,801
TOTAL ASSETS	19,996,052	20,712,935	- 716,882

(thousands of yen)

	Year ended March 31, 2003 (as at March 31, 2003)	Year ended March 31, 2002 (as at March 31, 2002)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	3,027,240	2,588,483	438,756
2. Short-term loans payable	50,000	50,000	-
3. Accrued corporate income taxes	345,079	460,082	- 115,003
4. Allowance for bonuses	150,682	164,403	- 13,721
5. Others	350,317	440,271	- 89,953
Total current liabilities	3,923,319	3,703,241	220,077
II. Fixed liabilities			
1. Reserve for employee severance allowances	-	14,840	- 14,840
2. Reserve for officers' retirement allowances	-	167,595	- 167,595
3. Others	47,702	1,430	46,272
Total fixed liabilities	47,702	183,866	- 136,163
TOTAL LIABILITIES	3,971,021	3,887,107	83,914
MINORITY INTEREST			
Minority interest	594,750	772,531	- 177,781
SHAREHOLDERS' EQUITY			
I. Capital	-	4,840,313	-
II. Capital reserve	-	5,936,081	-
III. Consolidated surplus	-	5,655,426	-
IV. Revaluation difference of other securities	-	70,428	-
V. Translation adjustment	-	9,102	-
	-	16,511,352	-
VI. Treasury stock	-	- 458,057	-
TOTAL SHAREHOLDERS' EQUITY	-	16,053,295	-
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	-	-
II. Additional paid-in capital	5,936,081	-	-
III. Retained earnings	5,549,740	-	-
IV. Valuation difference of other securities	- 2	-	-
V. Exchange translation adjustment	- 8,513	-	-
	16,317,618	-	-
VI. Treasury stock	- 887,338	-	-
TOTAL SHAREHOLDERS' EQUITY	15,430,280	-	-
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	19,996,052	20,712,935	- 716,882

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Increase or decrease
I. Sales	29,055,939	36,898,519	- 7,842,579
II. Cost of sales	23,311,371	30,164,316	- 6,852,945
Gross profit on sales	5,744,568	6,734,202	- 989,634
III. Selling, general and administrative expenses	4,003,314	3,890,210	113,104
Operating profit	1,741,253	2,843,992	- 1,102,738
IV. Non-operating profit	48,055	46,274	1,780
1. Interest received	5,890	6,937	
2. Income from investments in partnership	-	14,560	
3. Refund premiums	29,308	6,044	
4. Transfer back from allowance for doubtful receivables	87	5,243	
5. Exchange gain	-	9,477	
6. Miscellaneous income	12,768	4,010	
V. Non-operating expenses	67,408	60,500	6,908
1. Interest paid	3,317	4,191	
2. Interest on commercial paper	-	1,623	
3. Loss from sale of trade notes	1,705	2,032	
4. Stock issue costs	528	15,936	
5. Expense of IPO	-	25,075	
6. Exchange loss	19,474		
7. Loss from investments in partnership	37,906		
8. Miscellaneous losses	4,476	11,640	
Ordinary profit	1,721,900	2,829,766	- 1,107,866
VI. Special income	18,869	423,466	- 404,596
1. Gain from sale of investment securities	18,869		
2. Gain from fluctuations of interest	-	423,466	
VII. Special loss	1,404,822	270,747	1,134 075
1. Loss from disposition of LSI products	-	12,763	
2. Loss from disposition of system products	1,240,805	54,959	
3. Loss from disposition of projects	-	110,000	
4. Loss from sale of investment securities	-	36,000	
5. Valuation loss of investment securities	33,903	39,609	
6. Loss from liquidation of related companies	58,282	-	
7. Difference due to change of pension plan	61,945	-	
8. One-time write-off of consolidation adjustment	-	17,414	
9. Loss from fluctuations of interest	9,887	-	
Income before income taxes and others	335,947	2,982,485	- 2,646,537
Corporate income taxes, inhabitant taxes and enterprise taxes	676,466	1,174,985	- 498,519
Interperiod tax allocation	- 365,661	124,293	- 489,954
Minority interest in net profit/loss	- 166,921	35,821	- 202,742
Profit for the year	192,064	1,647,384	- 1,455,320

3. Consolidated Surplus Statements

(thousands of yen)

	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)		Increase or decrease
I. Beginning balance of consolidated surplus		-		4,336,825	
II. Decrease in consolidated surplus					
1. Cash dividends	-		245,772		
2. Bonuses for officers	-	-	83,011	328,783	
III. Profit for the year		-		1,647,384	
IV. Ending balance of consolidated surplus		-		5,655,426	
(Additional paid-in capital)					
I. Beginning balance of additional paid-in capital					
Beginning balance of capital reserve	5,936,081	5,936,081	-	-	-
II. Ending balance of additional paid-in capital		5,936,081		-	-
(Retained earnings)					
I. Beginning balance of retained earnings					
Beginning balance of consolidated surplus	5,655,426	5,655,426	-	-	-
II. Increase in retained earnings					
1. Profit for the year	192,064	192,064	-	-	-
III. Decrease in retained earnings					
1. Cash dividends	245,784		-		
2. Bonuses for officers	51,966	297,750	-	-	-
IV. Ending balance of retained earnings		5,549,740		-	-

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Increase or Decrease
I. Cash flows from operating activities			
Income before income taxes and others	335,947	2,982,485	(2,646,537)
Depreciation	301,950	107,371	194,579
Amortization of long-term prepaid expenses	79,254	90,479	(11,224)
One-time write-off of consolidation adjustment	-	17,414	(17,414)
Loss on disposition of fixed assets	651	1,674	(1,023)
(Gain) loss on fluctuations of interest	9,887	(423,466)	433,353
Decrease in allowance for doubtful receivables	(842)	(3,310)	2,467
Decrease in allowance for bonuses	(13,721)	(9,998)	(3,723)
Increase (decrease) in reserve for employee severance allowances	(14,840)	4,293	(19,134)
Increase (decrease) in prepaid pension cost	46,565	(18,652)	65,217
Increase (decrease) in reserve for officers' retirement allowances	(167,595)	19,239	(186,835)
Interest and dividend income	(5,904)	(6,969)	1,065
Income from funded insurance	(4,450)	-	(4,450)
(Income) loss from investments in partnership	37,906	(14,560)	52,466
Exchange (gain) loss	17,937	(9,670)	27,608
Interest expense	3,317	4,191	(874)
Interest on commercial paper	-	1,623	(1,623)
Stock issue expenses	528	15,936	(15,408)
Expense of IPO	-	25,075	(25,075)
Loss from disposition of system products	685,455	7,987	677,467
Income (loss) from sale of investment securities	(18,869)	36,000	(54,870)
Valuation loss of investment securities	33,903	39,609	(5,706)
Decrease in trade accounts receivable	2,432,874	6,565,728	(4,132,853)
Increase in inventories	(1,033,074)	(813,638)	(219,435)
Increase (decrease) in trade accounts payable	438,756	(831,098)	1,269,855
Officers' bonuses paid	(62,000)	(89,150)	27,150
(Increase) decrease in other current assets	(319,376)	35,445	(354,822)
Increase (decrease) in other current liabilities	40,811	(92,817)	133,629
Increase in other fixed liabilities	46,272		46,272
Others	(27,573)	12,933	(40,507)
Subtotal	2,843,771	7,654,158	(4,810,386)
Interest and dividend income	5,890	6,951	(1,060)
Interest paid	(3,318)	(5,202)	1,883
Corporate income taxes paid	(791,469)	(1,634,424)	842,955
Net cash provided by operating activities	2,054,874	6,021,482	(3,966,607)
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(70,815)	(128,256)	57,440
Sale of tangible fixed assets	38	-	38
Purchase of intangible fixed assets	(534,320)	(777,595)	243,275
Sale of intangible fixed assets	-	12,000	(12,000)
Purchase of investment securities	(70,840)	(56,000)	(14,840)
Sale of investment securities	67,344	9,390	57,953
Distribution of capital investment	11,825	54,593	(42,767)
Payment for long-term prepaid expenses	(149,978)	(77,213)	(72,764)
Guarantee	(136,426)	(5,774)	(130,651)

	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Increase or Decrease
Refund of guarantee	24,757	4,350	20,406
Refund premiums	30,231	2,868	27,362
Others	-	155	(155)
Net cash provided by investing activities	(828,183)	(961,482)	133,298
III. Cash flows from financing activities			
Net decrease in short-term debt	-	(1,650,000)	1,650,000
Issuance of shares to minority shareholders	6,371	907,587	(901,216)
Net (increase) decrease in treasury stock	(429,280)	3,130	(432,411)
Cash dividends by parent company	(245,484)	(245,396)	(87)
Cash dividends to minority shareholders	(14,848)	(6,281)	(8,566)
Net cash provided by financing activities	(683,242)	(990,959)	307,717
IV. Translation gain (loss) related to cash and cash equivalents	(25,190)	36,589	(61,780)
V. Net increase (decrease) in cash and cash equivalents	518,257	4,105,629	(3,587,371)
VI. Cash and cash equivalents at beginning of year	5,818,869	1,713,239	4,105,629
VII. Cash and cash equivalents at end of year	6,337,127	5,818,869	518,257

(Translation)

03 JUL 10 AM 7:21

FILE NO. 82-4861

May 15, 2003

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Name of the Company: MegaFusion Corporation

Representative: Masahiro Shindo
President and Representative Director (CEO)

(Code No. 4294, JASDAQ)

Person to contact: Masayuki Fujii
Corporate Executive Officer
(TEL 03-3512-5080)

Notice of Share Exchange Agreement in Preparation for Shift to a System of Pure Holding Company

MegaChips Corporation ("MegaChips") and MegaFusion Corporation ("MegaFusion"), at the meetings of their respective Boards of Directors held on May 15, 2003, resolved to shift the group of MegaChips (the "Group") to a system of pure holding company and restructure and consolidate its LSI business, system business and audio business into wholly owned subsidiaries.

It is hereby notified that for the purpose of such shift, MegaChips and MegaFusion, at the meetings of their respective Boards of Directors held on May 15, 2003, resolved that MegaChips should make MegaFusion its wholly owned subsidiary through a share exchange as of October 1, 2003 and entered into a share exchange agreement, as described below:

Description

1. Purpose of making MegaFusion a wholly owned subsidiary through a share exchange

(1) Background of the incorporation of MegaChips and MegaFusion

MegaChips, with a competitive edge derived from its capabilities to develop technologies and LSIs in the areas of images, sounds and communications, started business in April 1990 as an R&D-oriented, fabless company to develop system LSIs and consign manufacturing thereof to third parties and has since supplied unique products to meet customer needs. In October 1995, MegaChips, taking the advent of a full-fledged broadband era as a business opportunity, started a system business by developing system products that can digitalize, record and transmit moving images and sounds.

On the other hand, for the purpose of expanding the system business, MegaFusion has been incorporated as a company specializing in system integration.

Thereafter, in line with the prevalence of high-speed networks through an "IT Revolution," which occurred in the United States, among other nations, fields of application of rich media, or multiple information comprising images, sounds, music and text data expanded substantially. By positioning the provision of solutions concerning rich media as its core business, MegaFusion was expected to grow independently from and synergistically with the business of MegaChips. Consequently, MegaFusion was listed on JASDAQ.

In these market conditions, with regard to the system business, MegaChips has engaged in developing hardware products and technologies for image communications, while MegaFusion has acquired software technologies and a customer base in wide areas covering audio and visual authoring, streaming and servers. Thus, both companies in collaboration have successfully expanded their business areas from security and monitoring to rich media communications to assistances to knowledge-building activities by audio and video authoring.

With regard to the LSI business, MegaChips has concentrated its efforts on developing and expanding application-specific LSIs for use in next-generation mobile phones, digital cameras, digital TVs and other devices, as a new growth acceleration to follow customer-specific LSIs.

(2) Changes in business conditions

However, the "IT Revolution" that initially raised people's hopes changed to an "IT Bubble," while a sudden drop in the U.S. stock market, the 9/11 terrorist attacks, distrust of accounting practices of the leading U.S. companies, among other things, discouraged many companies from investment. Consequently, the Japanese economy has been seriously affected.

The system business of the Group remained in a difficult market condition due to a delay in the takeoff initially projected, arising from the circumstances surrounding the system business, including

(i) Changes in the qualities of investments (corporate investments has shifted from anticipatory investments to capture market to investments intended to improve operational efficiencies and increase profitability, such as CRM (Client Relation Management) and SCM (Supply Chain Management));

(ii) Delays in installation of broadband networks and creation of environments for users' convenience; and

(iii) Underdevelopment of conveniences to meet users' needs for new services.

However, from a long-term perspective, the development and utilization of broadband networks will no doubt advance and the importance of business of providing total solutions in the area of rich media communications is increasing. Hence, MegaChips and MegaFusion have agreed on the recognition that it is inevitable for sharpening their competitive edge and nurturing business to integrate their management resources, including their functions, technologies and knowledge and experiences of manpower, and adopt a business promotion system by which they can exert their collective strength.

With regard to the LSI business, MegaChips has steadily developed application-specific LSIs. However, competition is expected to intensify in that market with the potential of huge expansion in the future. Hence, it is important to secure a central position in the market promptly by pouring its management resources more vigorously.

(3) Group strategy in the future

To increase the enterprise value of the Group in response to changes in these business conditions, MegaChips and MegaFusion have recognized that it is important to create new added value of the Group as a whole by focusing their management resources on strengthening competitiveness of their core business, or LSI business on a medium- and long-term basis and establishing a basis for higher profitability, and accelerating improvement of profitability of the system business and determined to restructure and consolidate their businesses into LSI business, system business and audio business. MegaChips and MegaFusion have arrived at a conclusion that to increase shareholder value, it will be the best measure to

(i) Make efficient allocation of management resources through decision-making on strategies from the viewpoint of the Group as a whole, strengthen competitiveness of its core business division and focus on intensive cost reduction and cash flow management;

(ii) Clearly define the functions and responsibilities of each business division to make quick business judgment, develop and launch original products to meet customers' need properly and swiftly and improve customer services;

(iii) Increase the operational efficiency of each business division to improve profitability;

and make efficient use of their management resources under a uniform strategy.

Against such background and for such purposes as described above, MegaChips and MegaFusion, at the meetings of their respective Boards of Directors, resolved to make a share exchange to allow MegaChips to make MegaFusion its wholly owned subsidiary and entered into a share exchange agreement to shift the Group to a system of pure holding company.

Management believes that the integration and consolidation will enable the Group to promote efficient use of the results of cooperation and improve efficiencies, integrate and utilize its acquired technologies, knowledge, experiences and other properties to provide solutions most suitable to customers, and accelerate the creation of new added values, whereby contributing to society and meeting the shareholders' expectations.

2. Terms of share exchange, etc.

(1) Schedule of share exchange

Meeting of the Board of Directors to approve the share exchange agreement:	May 15, 2003
Execution of the share exchange agreement:	May 15, 2003

General Meeting of Shareholders to approve the share exchange agreement:

MegaChips Corporation	June 24, 2003 (Expected)
MegaFusion Corporation	June 26, 2003 (Expected)
Delisting of shares of MegaFusion Corporation:	September 25, 2003 (Expected)
Deadline for submission of share certificates of MegaFusion Corporation:	September 30, 2003 (Expected)
Date of share exchange:	October 1, 2003 (Expected)

(2) Share exchange ratio

	MegaChips Corporation (Full parent company)	MegaFusion Corporation (Wholly owned subsidiary)
Share exchange ratio:	1	166

(Notes) 1. Share allocation rate

For each one share of common stock of MegaFusion Corporation, 166 shares of common stock of MegaChips Corporation shall be allocated and delivered; provided, however, that for 7,375 shares of common stock of MegaFusion Corporation held by MegaChips Corporation, no shares of common stock of MegaChips Corporation shall be allocated and delivered.

2. Basis of calculation of the share exchange ratio

Prior to entering into negotiations over the share exchange ratio, MegaChips Corporation requested All Business Consulting Co., Ltd., and MegaFusion requested Daiwa Securities SMBC Co. Ltd., to determine a share exchange ratio to secure the fairness and adequacy thereof. Based on their comprehensive analyses of the stock prices and other factors, both companies have agreed upon the abovementioned share exchange ratio.

3. Number of new shares to be issued upon the share exchange

1,278,200 shares of common stock of MegaChips Corporation

4. Dividend accrual date

The dividend accrual date in respect of new shares to be issued upon the share exchange shall be October 1, 2003.

(3) Cash distribution upon the share exchange

None.

(4) Assumption of new share subscription rights

The new share subscription rights granted by MegaFusion to its officers, employees, etc. as stock options (the "Prior Rights") shall be assumed by MegaChips pursuant to Article 352, paragraph 3 of the Commercial Code of Japan, as described below:

(i) Class of shares to be transferred upon exercise of new share subscription rights

Shares of common stock of MegaChips Corporation

(ii) Number of shares to be transferred upon exercise of new share subscription rights

The number of shares to be transferred upon exercise of the Prior Rights multiplied by the share allocation rate, with any fraction of one share discarded.

(iii) Amount to be paid in upon exercise of a new share subscription right

A paid-in amount for each share to be issued by MegaChips upon exercise of a new share subscription right, multiplied by the number of shares granted.

(iv) New share subscription right exercise period

Same as the Prior Rights.

3. Outline of the parties to the share exchange (as of March 31, 2003)

(1)	Trade name	MegaChips Corporation (Full parent company)	MegaFusion Corporation (Wholly owned subsidiary)
(2)	Contents of business	•Development, manufacture (by consignment) and sale of LSI products •Development, manufacture (by consignment) and sale of system products	•Sale, support and system integration of system products •Rich media services •Sale of authoring systems
(3)	Establishment	April 4, 1990	December 8, 1998
(4)	Location of head office	1-6, Miyahara 4-chome, Yodogawa-ku, Osaka-shi, Osaka	17-6, Ichiban-cho, Chiyoda-ku, Tokyo
(5)	Representative	Shigeki Matsuoka President and Representative Director	Masahiro Shindo President and Representative Director (CEO)
(6)	Capital	¥4,840 million	¥646 million
(7)	Total number of issued shares	24,661,017 shares	15,076 shares
(8)	Shareholders' equity	¥15,388 million	¥1,159 million
(9)	Total assets	¥19,039 million	¥2,311 million
(10)	Date of settlement of accounts	March 31 of each year	March 31 of each year
(11)	Number of employees	171	80
(12)	Principal clients	Nintendo Co., Ltd. and other consumer electronics makers, trading firms, etc.	SECOM Co., Ltd. and other commercial equipment makers, sales companies, etc.
(13)	Principle shareholders and shareholding ratios (ratios of voting rights)	Yugen Kaisha Shindo 9.23% Masahiro Shindo 7.87% Shigeki Matsuoka 7.43% Ritsuko Shindo 4.50% The Master Trust Bank of Japan, Ltd., Trust Account 3.38%	MegaChips Corporation 48.94% Shindo and Associates 9.17% Mitsui & Co., Ltd. 3.41% Masahiro Shindo 3.21% UFJ Trust Bank, Limited 2.89%
(14)	Principal correspondent banks	The Bank of Tokyo-Mitsubishi, Ltd. Resona Bank, Limited UFJ Bank Limited Mizuho Corporate Bank, Ltd. The Iyo Bank, Ltd.	Resona Bank, Limited The Bank of Tokyo-Mitsubishi, Ltd. The Mitsubishi Trust and Banking Corporation

(15) Relationships between the parties

Capital relationship:	MegaChips Corporation holds 48.94% (ratio of voting rights) of the number of issued shares of MegaFusion Corporation.
Personnel relationship:	Two (2) Directors of MegaChips Corporation concurrently serve as Directors of MegaFusion Corporation. Three (3) Statutory Auditors of MegaChips Corporation concurrently serve as Statutory Auditors of MegaFusion Corporation.
Transaction relationship:	MegaChips Corporation sells its system products to MegaFusion Corporation.

(16) Business results for the last three business years

	MegaChips Corporation (Full parent company)			MegaFusion Corporation (Wholly owned subsidiary)		
Business year	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)	2003 (from April 1, 2002 to March 31, 2003)	2001 (from April 1, 2000 to March 31, 2001)	2002 (from April 1, 2001 to March 31, 2002)	2003 (from April 1, 2002 to March 31, 2003)
Sales (million yen)	51,347	34,649	27,172	5,461	4,700	3,626
Operating profit (million yen)	3,177	2,706	1,954	194	283	△ 205
Ordinary profit (million yen)	3,622	2,728	1,954	184	254	△ 202
Per-share profit for the year (¥)	74.53	54.51	15.01	16,865.34	20,459.99	△ 22,270.64
Annual dividend per share (¥)	10.00	10.00	10.00	2,500.00	4,000.00	0.00
Shareholders' equity per share (¥)	615.40	643.19	631.24	76,747.84	207,489.78	76,924.19

4. State of the parties after the share exchange

(1) Trade names, locations of head offices and representatives of the parties

Not changed.

(2) Capital

No capital of MegaChips Corporation will be increased upon the share exchange.

(3) Effect on operating results:

MegaFusion is a consolidated subsidiary of MegaChips. The share exchange is considered to have no significant effect on the consolidated operating results of MegaChips. However, MegaChips and MegaFusion will further improve efficiencies of their operations and carry out reforms and thus improve performance through the synergistic effect of the collective efforts of the Group.

(4) Others

The shares of MegaFusion, which will become a wholly-owned subsidiary of MegaChips as of October 1, 2003, will be delisted.

5. System of pure holding company

For the purpose of restructuring of business operations in question, MegaChips is studying the possibility of shifting to a pure holding company. At present, MegaChips plans to form three operating subsidiaries under the control of a corporate headquarters responsible for devising group strategies and administering group functions: (1) a company focusing on the LSI business of MegaChips, (2) a company focusing on the system business integrating the system business of MegaChips and the visual system business and rich media business of MegaFusion and (3) a company focusing on the audio authoring business of MegaFusion.

The selection of a system of pure holding company is considered to be the most suitable to the Group, as the system will

(i) Facilitate flexible management to maximize group value based on group business strategies;

(ii) Allow the independence and operational responsibilities of each business division to be clearly defined; and

(iii) Facilitate M&A and business reconstruction.

As to the outline of the steps to restructuring to shift to the system of pure holding company, please refer to the attached document ("For reference").

The particulars of the system of pure holding company, which remain undecided, will be notified as soon as they become available.

Attention:

Of the current plans, estimates, prospects, strategies, beliefs, etc. of the companies disclosed herein, those which are not historical facts are forward-looking statements. Forecasts of operating results in the future are not limited to any statements using "beliefs," "expectations," "plans," "strategies," "prospects," "estimates," "projections," "possibilities" or their synonyms in the explanations of operating activities and results in the future.

Such statements are based on management's judgments of the companies formed by using the information available as of the date hereof. Hence, actual operating results may substantially differ from these forecasts of operating results due to various material factors in the future. You should not rely solely on these forecasts comprehensively and excessively. Additionally, the companies may not always revise the future forecasts in spite of new information, future events and other results.

Risks and uncertainties include material and unforeseeable influences arising from future events. This document is not prepared to solicit investment. In making investment, you should act on your own judgment.

- END -

(For reference): (translation omitted)

FILE NO. 82-4861

(Translation)

May 15, 2003

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director and Executive Officer, responsible for Corporate Planning
(TEL 06-6399-2884)

Notice of Acquisition by the Company of its Own Shares

(Acquisition by the Company of its own shares pursuant to
Article 210 of the Commercial Code of Japan)

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 15, 2003, resolved that the Company would gain authorization to acquire its own shares pursuant to Article 210 of the Commercial Code of Japan at the Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2003, as described below:

Description

1. Reason for gaining authorization for the acquisition of its own shares from the General Meeting of Shareholders:

To enable itself to carry out management with agility in response to changing economic conditions, the Company desires to gain authorization by resolution of the General Meeting of Shareholders in advance for the acquisition of its own shares.

2. Details of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: (Not exceeding) 500,000 shares
(Ratio thereof to the total number of issued shares: 2.03%)

(3) Aggregate acquisition prices of shares: (Not exceeding) ¥500,000,000

(Notes)

1. The details described above shall be subject to the approval and adoption of the "Proposition on the Acquisition by the Company of its Own Shares" at the Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2003.

2. The approval and adoption of the proposition will only secure a framework for the Company to acquire its own shares. The necessity and specific method therefor will be determined by the Board of Directors as the need be, by taking into consideration the future economic conditions, business environments and other factors.

- END -